UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71003 / December 6, 2013

Admin. Proc. File No. 3-15496

In the Matter of

BEST ENERGY SERVICES, INC.,
COMMUNITY CENTRAL BANK CORPORATION,
HEMOBIOTECH, INC., LARREA BIOSCIENCES
CORPORATION, MBI FINANCIAL, INC., AND
MILLION DOLLAR SALOON, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petitions have been filed by Best Energy Services, Inc., Community Central Bank Corporation, HemoBioTech, Larrea Biosciences Corporation, MBI Financial, Inc., and Million Dollar Saloon, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Best Energy Services, Inc., Community Central Bank Corporation, HemoBioTech, Inc., Larrea Biosciences Corporation, MBI Financial, Inc., and Million Dollar Saloon, Inc. The order contained in that decision is hereby declared effective. The initial decision revoked the registrations of each class of registered securities of Best Energy Services, Inc., Community Central Bank Corporation, HemoBioTech, Inc., Larrea Biosciences Corporation, MBI Financial, Inc., and Million Dollar Saloon, Inc.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Best Energy Services, Inc., et al.,* Initial Decision Release No. 509 (Oct. 23, 2013), 107 SEC Docket 9.

INITIAL DECISION RELEASE NO. 509
ADMINISTRATIVE PROCEEDING
File No. 3-15496

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AMERICAN ENERGY PRODUCTION, INC., BEST ENERGY SERVICES, INC., COMMUNITY CENTRAL BANK CORPORATION, EXPLORTEX ENERGY, INC., HEMOBIOTECH, INC., LARREA BIOSCIENCES CORPORATION, MBI FINANCIAL, INC., AND MILLION DOLLAR SALOON, INC.	INITIAL DECISION OF DEFAULT AS TO SIX RESPONDENTS October 23, 2013

APPEARANCE: David Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision[1] revokes the registrations of the registered securities of Respondents Best Energy Services, Inc. (Best Energy), Community Central Bank Corporation (Community

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[1] This proceeding has been resolved by way of initial decision, pursuant to Alchemy Ventures, Inc., Exchange Act Release No. 70708 (Oct. 17, 2013). Alchemy holds that where the OIP directs the administrative law judge to hold a hearing, the respondent defaults, and neither of two exceptions apply – i.e., in the circumstances of this proceeding – the administrative law judge must issue an initial decision. I make three observations about Alchemy. First, it is not inconsistent with AMS Homecare, Inc., Exchange Act Release No. 68506 (Dec. 20, 2012), 105 SEC Docket 62179, 62182, which holds that an initial decision should not issue in the absence of a motion for summary disposition or an in-person hearing. AMS Homecare did not involve default, and Alchemy explicitly states that there are three, non-mutually exclusive means for reaching the determinations underlying an initial decision: a hearing, a motion for summary disposition, and a default. Alchemy at 4-5. Second, although Alchemy addresses, among other things, the judicial enforceability of Commission orders, it draws no distinction between the

Central Bank), HemoBioTech, Inc. (HemoBioTech), Larrea Biosciences Corporation (Larrea), MBI Financial, Inc. (MBI), and Million Dollar Saloon, Inc. (Million Dollar Saloon), (collectively Respondents).[2] The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 18, 2013. The Office of the Secretary and the Division of Enforcement provided evidence that the OIP was served on Respondents on September 19, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers to the OIP were due within ten days after service of the OIP, or by October 2, 2013. See OIP at 4; 17 C.F.R. §§ 201.160(b), 220(b). On October 9, 2013, Respondents were ordered to show cause by October 21, 2013, why the registrations of their securities should not be revoked by default. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Best Energy, Central Index Key (CIK) No. 1397346, is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Best Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period

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various types of proceedings referred to administrative law judges, and therefore applies to all such types. See Alchemy at 7 n.34 (Commission orders, including default orders, may be judicially enforced pursuant to Exchange Act Section 21(e)). Thus, Alchemy applies to proceedings even where no judicial enforcement is normally foreseeable, including those instituted pursuant to Section 12(j) of the Exchange Act. Third, this Office's previous practice was to issue default orders rather than initial decisions, and a default order was "immediately" deemed to be final agency action. Alchemy at 7 n.33. However, an initial decision cannot take effect, if at all, until twenty-one days after issuance. See 17 C.F.R. § 201.360. Under Alchemy, and in contrast to the previous practice, trading in securities whose registration has been ordered revoked may presumably continue during that twenty-one day period.

[2] The proceeding has ended as to Explortex Energy, Inc., and American Energy Production, Inc. American Energy Production, Inc., Securities Exchange Act of 1934 Release Nos. 70622 (Oct. 8, 2013), 70700 (Oct. 17, 2013).

ended September 30, 2010, which reported a net loss from continuing operations of $2,762,924 for the prior nine months. On February 15, 2011, Best Energy filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Kansas, which was converted to a Chapter 7 petition on March 16, 2012, and was still pending as of September 16, 2013. As of September 13, 2013, the common stock of Best Energy was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Market Group Inc. (OTC Link), had seven markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Community Central Bank, CIK No. 1014133, is a Michigan corporation located in Mt. Clemens, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Community Central Bank is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $12,236,000 for the prior nine months. As of September 13, 2013, the common stock of Community Central Bank was quoted on OTC Link, had four markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

HemoBioTech, CIK No. 1301348, is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HemoBioTech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $2,339,000 for the prior year. As of September 13, 2013, the common stock of HemoBioTech was quoted on OTC Link, had five markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Larrea, CIK No. 1175594, is a permanently revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Larrea is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2008, which reported a net loss of $118,886 for the prior nine months. As of September 13, 2013, the common stock of Larrea was quoted on OTC Link, had five markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MBI, CIK No. 51511, is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MBI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $8,613,445 for the prior nine months. As of September 13, 2013, the common stock of MBI was quoted on OTC Link, had five markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Million Dollar Saloon, CIK No. 1002396, is a Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Million Dollar Saloon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008. As of September 13, 2013, the common stock of Million Dollar Saloon was quoted on

OTC Link, had seven markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents have failed to file Answers or otherwise defend this proceeding. See OIP at 4; 17 C.F.R. §§ 201 (155(a)(2), .220(f). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Best Energy Services, Inc., Community Central Bank Corporation, HemoBioTech, Inc., Larrea Biosciences Corporation, MBI Financial, Inc., and Million Dollar Saloon, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge

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